UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission File Number 000-00121

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
1005 Virginia Drive
Fort Washington, PA 19034

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kulicke and Soffa Industries, Inc.
23A Serangoon North Avenue 5, #01-01 K&S Corporate Headquarters, Singapore 554369
(Address of principal executive offices and Zip Code)

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
Financial Statements and Supplemental Schedule
For the years ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Kulicke and Soffa Industries, Inc. Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Kulicke and Soffa Industries, Inc. Incentive Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.

Kingston, Pennsylvania
June 26, 2014

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Statements of Net Assets Available for Benefits (Modified Cash Basis)
December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value:
Mutual funds	$57,231,983	$48,317,310
Common collective trusts	20,816,940	17,852,258
Kulicke and Soffa Industries, Inc. common stock	4,575,007	5,747,916
Self directed brokerage accounts	1,995,027	1,888,927
Total investments, fair value	84,618,957	73,806,411
Receivables
Notes receivable from participants	340,398	407,416
Total investments and receivables	84,959,355	74,213,827
Adjustment from fair value to contract value for
fully benefit-responsive investment contract	18,445	(166,768)
Net assets available for benefits	$84,977,800	$74,047,059

The accompanying notes are an integral part of these financial statements.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)
For the years ended December 31, 2013 and 2012

	2013	2012
ADDITIONS:
Investment income:
Interest and dividends	$2,162,799	$1,799,699
Net appreciation on fair value of investments	10,976,380	6,514,071
	13,139,179	8,313,770
Contributions:
Employee	2,559,388	2,704,337
Employer cash	1,336,169	1,682,409
Rollover	332,441	162,385
	4,227,998	4,549,131

Total additions	17,367,177	12,862,901

DEDUCTIONS:
Benefit payments	6,355,563	4,042,404
Administrative and other fees	80,873	77,369
Deemed distribution	—	26,391
Total deductions	6,436,436	4,146,164

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	10,930,741	8,716,737

Net assets available for benefits:
Beginning of year	74,047,059	65,330,322
End of year	$84,977,800	$74,047,059

The accompanying notes are an integral part of these financial statements.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2013 and 2012

1.	DESCRIPTION OF THE PLAN
The following description of the Kulicke and Soffa Industries, Inc. (the “Company”) Incentive Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan established on January 1, 1987 and has been periodically amended with the latest amendment on January 1, 2013. Full-time employees that are at least 18 years old are eligible to participate in the Plan. Part-time or Temporary Employees that are at least 18 years old are eligible to participate after 12 months of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
The Plan allows for employee contributions and matching Company contributions in varying percentages. The Plan allows participants to make before tax and after tax Roth contributions of up to 85% of their compensation subject to Internal Revenue Service (“IRS”) limitations. In addition, participants who have attained the age of 50 before the end of the Plan year are eligible to make “catch-up” contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.
The Company matches contributions 100% of the employee contribution up to 4% of eligible compensation. If the employee has 15 years or more years of vesting service prior to January 1, 2011, the Company matches contributions of 100% of the employee contribution up to 6% of eligible compensation.
Participant Accounts
Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and Plan earnings, and charged with an allocation of Plan losses, if any, and administrative and other fees paid by the Plan. Allocations are based upon participant earnings, account balances, or specific participant transactions, as defined. Participants are entitled to their vested account.
Vesting
Participants are vested immediately in their contributions plus actual earnings. Vesting in the Company's matching contribution to the participant's account is based upon years of service. The participants are 50% vested after one year of service and 100% vested after two years of service. If a participant attains the age of 65, dies, or becomes disabled while actively working for the Company, the participant's account becomes 100% vested.
Payment of Benefits
Upon termination of service, a participant or beneficiary will receive a lump-sum amount equal to the vested value of his or her account. Distributions are subject to the applicable provisions of the Plan agreement.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2013 and 2012 (continued)

2.	SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles (“GAAP”), and is an acceptable method of reporting under Department of Labor Regulations. The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis.
Use of Estimates
The preparation of financial statements requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Benefits
Benefits are recorded when paid by the Plan.
Valuation and Description of Investments
Mutual funds and the Company's common stock are stated at fair value based on quoted market prices. The Company also offers Participants two commingled trust funds, the JP Morgan Stable Asset Income Fund and the State Street Global Advisors S&P 500 Index Fund. The commingled trust funds provide investors with access to investments that are pooled under a common investment strategy. Fair value of the common commingled trust funds is valued at the net asset value (NAV) of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. Funds are also held in self directed brokerage accounts, at the direction of the participant, which consist of mutual funds, common stock and money market account which are stated at fair value based on quoted market prices.
The JP Morgan Stable Asset Income Fund is a common commingled trust fund invested primarily in high quality investment contracts called “benefit responsive wraps,” issued by Metlife (AA-), Prudential (AA-), ING (A-), Transamerica (AA-) and American General (A+). The wrap contracts, which are issued by insurance companies provide principal preservation of participant balances and provide stable returns. The fixed income portfolio consists of investment grade fixed income securities, primarily U.S Treasury, agency, corporate, mortgage-backed, asset-backed, and privately placed mortgage debt. The wrap contracts are fully benefit-responsive. A benefit-responsive investment contract is a contract between an insurance company, a bank, a financial institution, or any financially responsible entity, with a plan that provides for a stated return on principal invested over a specified period and that permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Participant withdrawals from the Plan are required to be at contract value. The year to date rate of return was 1.34% and 1.47% for the years ended December 31, 2013 and 2012, respectively. The crediting rate of the Income Fund ranged between 0.21% and 2.07% and 0.28% and 2.34% for the years ended December 31, 2013 and 2012, respectively. Contract value, as reported to the Plan by the fund managers, represent contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon the issuers, but may not be less than zero. Such rates are reviewed on a quarterly basis for resetting.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2013 and 2012 (continued)

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with Participants, is probable.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit - responsive investment contracts.
The State Street Global Advisors S&P 500 Index Fund is classified as a commingled trust. This common commingled trust fund is stated at fair value and valued daily based principally on the quoted market prices of the underlying securities. The Fund seeks to replicate the returns and characteristics of the S&P 500 Index. To achieve its objective, the Fund invests in a portfolio that owns units of one or more portfolios that hold securities of the S&P 500 Index, in the same capitalization weights as they appear in the Index.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the change in the fair value of assets from one period to the next and realized gains and losses.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

3.	INVESTMENTS
In accordance with the accounting guidance for Accounting Standards Codification (“ASC”) 820, Fair Value Measurements (“ASC 820”), the Plan values the financial assets based on market-based measurements at the measurement date determined by a fair value hierarchy. The fair value measurements guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. The hierarchy distinguishes between assumptions based on market data obtained from independent sources and those based on an entity's own assumptions and prioritizes the inputs to fair value measurement into three levels:
Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2
Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, excluding those included in Level 1, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2013 and 2012 (continued)

The following tables reflect the Plan's investment assets at fair value, by level within the fair value hierarchy, as of December 31, 2013 and 2012:

	Fair Value Of Investments as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth	$22,868,453	$—	$—	$22,868,453
Blended	10,152,821	—	—	10,152,821
Fixed Income	9,649,404	—	—	9,649,404
Index	7,043,904	—	—	7,043,904
International Growth	7,517,401	—	—	7,517,401
Common collective trusts
Income	—	8,798,961	—	8,798,961
Index	—	12,017,979	—	12,017,979
Kulicke and Soffa Industries, Inc. common stock	4,575,007	—	—	4,575,007
Self directed brokerage accounts	1,995,027	—	—	1,995,027
Total investment assets at fair value	$63,802,017	$20,816,940	$—	$84,618,957

	Fair Value Of Investments as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth	$17,074,695	$—	$—	$17,074,695
Blended	9,914,014	—	—	9,914,014
Fixed Income	10,352,441	—	—	10,352,441
Index	4,901,970	—	—	4,901,970
International Growth	6,074,190	—	—	6,074,190
Common collective trusts
Income	—	9,318,084	—	9,318,084
Index	—	8,534,174	—	8,534,174
Kulicke and Soffa Industries, Inc. common stock	5,747,916	—	—	5,747,916
Self directed brokerage accounts	1,888,927	—	—	1,888,927
Total investment assets at fair value	$55,954,153	$17,852,258	$—	$73,806,411

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2013 and 2012 (continued)

The following table reflects the fair value of investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2013 and 2012:

	2013	2012
American Century Investments - Growth	$13,358,747	$11,260,401
State Street Global Advisors - S&P 500 (R) Index Fund	12,017,979	8,534,174
JP Morgan Stable Asset Income Fund	8,798,961	9,318,084
PIMCO Total Return	5,400,869	5,944,361
Wells Fargo Advantage 2020	5,084,748	4,611,999
Kulicke and Soffa Industries, Inc. common stock	4,575,007	5,747,916
Fidelity Spartan International Index Fund	4,272,939	*
Vanguard Total Bond Market Index	*	4,408,080
* Represents less than 5% of the Plan's net assets available for benefits.

The following table reflects the net appreciation of fair value of investments (including gains and losses on investments bought and sold as well as held during the year) for the years ended December 31, 2013 and 2012:

	2013	2012
Mutual funds	$10,315,748	$5,206,939
Common comingled trusts (Note 2)	185,213	(145,261)
Kulicke and Soffa Industries, Inc. common stock	475,419	1,452,393
Net appreciation on fair value of investments	$10,976,380	$6,514,071

The following tables summarize investments measured at fair value based on NAV per share as of December 31, 2013 and 2012, respectively.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
State Street Global Advisors - S&P 500 (R) Index Fund	$12,017,979	n/a	Daily	30 days
JP Morgan Stable Asset Income Fund	$8,798,961	n/a	Daily	30 days

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
JP Morgan Stable Asset Income Fund	$9,318,084	n/a	Daily	30 days
State Street Global Advisors - S&P 500 (R) Index Fund	$8,534,174	n/a	Daily	30 days

4.	RECONCILIATION OF NET ASSETS AVAILABLE FOR BENEFITS
The following table reconciles the net assets available for benefits per these financial statements to the Plan's Form 5500 filed with the IRS for the years ended December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$84,977,800	$74,047,059
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(18,445)	166,768
Net assets available for benefits per the Form 5500	$84,959,355	$74,213,827

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2013 and 2012 (continued)

5.	NOTES RECEIVABLE
Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Borrowings are secured by the balance in the participant's vested account and bear interest at rates commensurate with prevailing market rates for similar loans. Participants may only have one loan outstanding at any time. Principal and interest is repaid ratably through payroll deductions. Participants pay a $100 loan initiation fee for each borrowing.

6.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

7.	TAX STATUS
The IRS has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Since the date of this letter, the Company has made amendments to the Plan. The Plan's tax counsel believes the Plan is properly designed to be in compliance with the applicable requirements of the IRC. The Plan administrator believes the Plan is currently being operated in compliance with the applicable requirements of the IRC. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8.	FORFEITURES
Employer contributions forfeited remain in the Plan and are available to offset future employer contributions or to pay Plan expenses. As of December 31, 2013 and 2012 forfeited non-vested accounts totaled $256,417 and $381,067, respectively. For the years ended December 31, 2013 and 2012, $80,873 and $77,369, respectively, was used from the forfeiture account to pay Plan expenses.

9.	RELATED PARTIES
Certain Plan assets are shares of a common collective trust managed by JP Morgan Retirement Plan Services (“JP Morgan”). JP Morgan is the trustee of the Plan. Prior to January 2, 2011, the Plan sponsor issued the shares of Kulicke and Soffa Industries, Inc. common stock.  Therefore, transactions in these investments qualify as party-in-interest transactions.

10.	RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the future and that such changes could materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
EIN 23-1498399 Plan 02
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)
As of December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost **	Current Value	% Of Assets
	American Century Investments	American Century Investments - Growth - Inst		$13,358,747	15.72%
	State Street Global Advisors	State Street Global Advisors - S&P 500 (R) Index Fund		12,017,979	14.14%
*	JP Morgan	JP Morgan Commingled Funds- Stable Asset Income Fund ***		8,817,406	10.38%
	PIMCO	PIMCO Funds - PIMCO Total Return		5,400,869	6.36%
	Wells Fargo	Wells Fargo Advantage - Target 2020		5,084,748	5.98%
*	Kulicke and Soffa Industries, Inc.	Kulicke and Soffa Industries, Inc. Common Stock		4,575,007	5.38%
	Fidelity Investments	Fidelity - Spartan International Index Fund		4,272,939	5.03%
	Vanguard	Vanguard - Total Bond Market Index		4,160,716	4.90%
	American Funds	American Funds - Europacific Growth Fund		3,244,462	3.82%
	Vanguard	Vanguard - Mid-Cap Index Fund		3,181,656	3.74%
	Vanguard	Vanguard - Small-Cap Index Fund		3,077,540	3.62%
	Wells Fargo	Wells Fargo Advantage - Target 2050		2,400,385	2.82%
	Artisan Funds	Artisan Funds - Mid Cap Value Fund		2,378,248	2.80%
	Prudential	Prudential - Jennison Mid Cap Growth Fund CL Z		2,055,732	2.42%
	Self Directed Brokerage Account	CISC Self Directed Brokerage Account		1,995,027	2.35%
*	JP Morgan	JP Morgan Equity Income		1,848,856	2.18%
	Invesco	Small Cap Equity		1,543,469	1.82%
	Wells Fargo	Wells Fargo Advantage - Target 2030		1,127,549	1.33%
	Invesco	Invesco AIM - AIM Small Cap Equity Fund		1,041,737	1.23%
	Wells Fargo	Wells Fargo Advantage - Target 2040		1,001,028	1.18%
	Principal Funds	Principal Funds - Mid Cap Blend		737,458	0.87%
	American Funds	American Funds - New Perspective Fund		359,330	0.42%
	Wells Fargo	Wells Fargo Advantage - Target Today		290,795	0.34%
	Wells Fargo	Wells Fargo Advantage - Target 2015		248,316	0.29%
	Blackrock	Blackrock Equity Dividend		231,594	0.27%
	T Rowe Price	T Rowe Price - Diversified Small Cap Growth		97,990	0.11%
	Western Asset	Western Asset - Inflation Indexed Plus Bond A		87,819	0.10%
*	Participant Loans	Interest rates from (3.25% to 5.25%), maturity dates vary through 2020, secured by account balances		340,398	0.40%
				$84,977,800	100.00%
*	Represents a party-in-interest for which a statutory exemption exists.
**	All investments are participant directed therefore disclosure of cost is not required.
***	At contract value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

KULICKE and SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

Date: June 26, 2014	By: /s/ Kerri Brechbiel
Kerri Brechbiel
Chairman, Kulicke and Soffa Industries, Inc.
Plan Administrator Committee

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm